KW 4/28

14049954

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-52002 |

MAR 06 2014
WASH DC
193

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moss Adams Capital LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Third Avenue, Suite 2800
(No. and Street)

Seattle (City) WA (State) 98104-4019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Newhouse 206-302-6986
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hellam, Varon & Co, Inc. P.S.
(Name – *if individual, state last, first, middle name*)

1750 112th AVE NE, Suite E200 (Address) Bellevue (City) WA (State) 98004 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, ___Ann Watson______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Moss Adams Capital LLC______________________________________, as of __December 31____________________, 20__13____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________________________________________

____________________________________________________

____________________________________________________

Signature

___Chief Financial Officer____________________
Title

Lynda J Blake
Notary Public

LYNDA J. BLAKE
COMMISSION EXPIRES
NOTARY
PUBLIC
12-18-15
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hellam | Varon
CERTIFIED PUBLIC ACCOUNTANTS

## *INDEPENDENT AUDITOR'S REPORT*

The Members
Moss Adams Capital LLC

We have audited the accompanying financial statements of Moss Adams Capital LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moss Adams Capital LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Hellam, Varon & Co. Inc. P.S.

Bellevue, Washington
February 25, 2014

**Hellam, Varon & Co. Inc. P.S.** *Certified Public Accountants* 1750 112th Avenue NE, Suite E200 Bellevue, WA 98004 Tel. 425.453.9192 Fax 425.453.2755

## MOSS ADAMS CAPITAL LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2013**

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 1,861,797 |
| Accounts receivable, less allowance for doubtful accounts of $128,113 | | 224,306 |
| Unbilled receivables | | 4,200 |
| Prepaid expenses | | 5,479 |
| Property and equipment, less accumulated depreciation of $17,585 | | 2,941 |
| | $ | 2,098,723 |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| *Liabilities:* | | |
| Accounts payable | $ | 18,987 |
| Accrued liabilities | | 63,587 |
| Other payables | | 29,019 |
| | | 111,593 |
| *Members' equity* | | 1,987,130 |
| | $ | 2,098,723 |

**The accompanying notes are an integral part of these financial statements.**